Exhibit 99.68
News Release
Theratechnologies added to the Russell Global Index
Montréal, Canada — June 29, 2010- Theratechnologies (TSX: TH) announced today that it has been added to the Russell Global Index as part of Russell Investments’ recent reconstitution of its comprehensive set of global equity indexes which occurred at market closing on June 25. The complete list is posted on www.russell.com.
Membership in the Russell Global Index, which remains in place for one year, means automatic inclusion in the appropriate large-cap, small-cap, all-cap indexes as well as the applicable style, sector and country indexes. The index consists of more than 10,000 securities in 70 countries and offers over 300 key subindexes. The index is reconstituted annually and all sub-indexes are recalibrated simultaneously to accurately measure current market realities for each market segment.
“We are pleased with this recognition, which will increase our profile in the investment community. The addition to the Russell Global Index demonstrates the growing participation that Theratechnologies has in the capital markets outside Canada,” said Luc Tanguay, Senior Executive Vice President & CFO of Theratechnologies.
About Russell
Russell Investments has $179 billion in assets under management as of March 31, 2010, and serves individual, institutional and advisor clients in more than 40 countries. Founded in 1936, Russell is a subsidiary of The Northwestern Mutual Life Insurance Company.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.

Contact:
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: (514) 336-7800 • Fax: (514) 336-7242 • www.theratech.com